Exhibit 99.1

Nova Response to Short Seller Report

Nova Minerals Limited (Nova or the Company) (ASX: NVA, Nasdaq: NVA, FSE: QM3) provides this announcement in response to a report published by Spruce Point Capital Management LLC on 20 February 2026 (the Report) and in compliance with its continuous disclosure obligations under ASX Listing Rule 3.1.

Nova has no fundamental objection to short selling. The beauty of any well-functioning market is that there are always buyers and sellers, and every market participant is entitled to form and express their own view on value. Short sellers play a legitimate role in price discovery, and the Company respects that role. The Report itself acknowledges that Spruce Point stands to realise significant gains in the event the Nova share price declines. That is their prerogative. The Company is providing this response consistent with ASIC guidance and its continuous disclosure obligations, to ensure shareholders have access to accurate and complete information, and that is the sole purpose of this announcement. The Company advises shareholders and potential investors to exercise caution and rely on Nova’s official ASX and SEC disclosures.

Claims That Are Wholly Irrelevant to the Company

The majority of the Report consists of statements that are historical, selective, or non-material, and whether accurate or not, are wholly irrelevant to the Company’s operations, assets, or prospects. The Company will not be responding to these statements and provides the following examples for context only.

Infrastructure, weather, and community opposition. A significant portion of the Report is devoted to the observation that Alaska is cold, receives snowfall, has harsh weather conditions, lacks urban infrastructure in its mountainous interior, and that some community members oppose development. The Company can confirm that all of this is true and has been true for quite some time. Alaska’s climate and geography have been well documented since at least 18671, when the United States purchased the territory. These are inherent characteristics of resource development in Alaska and have been consistently disclosed by the Company. Every major gold mine operating in Alaska today was developed in the same conditions.

Regarding road access specifically, permitting for the West Susitna Access Road was submitted in August 2025, Alaska Governor Mike Dunleavy has requested priority project status and expedited review under Presidential Executive Order 14241, and construction of the first 22 miles is scheduled to begin in 20262.

1 https://cmr.earthdata.nasa.gov/search/concepts/C1214607292-SCIOPS.html

2 https://www.aidea.org/Programs/Infrastructure-Development/West-Susitna-Access

Main Operations Whiskey Bravo Airstrip Matanuska-Susitna Borough, Alaska, USA 1150 S Colony Way Suite 3-440, Palmer, AK 99645	Corporate Suite 5, 242 Hawthorn Road, Caulfield, VICTORIA 3161, Australia Phone +61 3 9537 1238	www.novaminerals.com.au info@novaminerals.com.au ACN 006 690 348 NASDAQ: NVA | ASX: NVA

The road has received broad public support from Governor Dunleavy, Matanuska-Susitna Borough Mayor Edna DeVries, state legislators including Representative Kevin McCabe and Senator Mike Shower, the Alaska Outdoor Council, and local business owners and community groups.3

Prior claim holders. The Report notes that the mining claims comprising the Estelle Project were previously held by other public companies. This is public record and is irrelevant to the current resource base. The Company has invested over A$100 million in exploration and development at Estelle across multiple field seasons. The Company remains focused on advancing Estelle, which was further validated following a rigorous two-year due diligence process that resulted in a US$43.4 million award from the U.S. Department of War to support a domestic antimony supply (ASX Announcement: 1 October 2025). A refinery site has been secured, procurement of key mining and processing equipment is well underway, with initial deliveries to site imminent, and first production targeted for late 2026/2027. At the same time, the Company is also progressing its Pre-Feasibility Study on one of the world’s largest undeveloped gold deposits.

Outcomes of “Side Ventures.” The Report asserts that the Company has made frequent pivots in strategic focus, and that management’s side ventures have had poor outcomes.

Spruce Point evaluates Nova’s investment track record by looking at where the share prices of those investments trade today, rather than what Nova actually received when it sold them. Nova sold its Snow Lake position across two transactions for approximately US$24.7 million. That is the return. What Snow Lake’s stock does after Nova has exited the position is irrelevant, and Spruce Point knows this.

Using the same current stock price methodology, and according to data published on shortreportimpact.com, 60% of the companies Spruce Point has targeted since the beginning of 2025 are currently trading at a higher price than when Spruce Point issued its report.

This stands in contrast to Nova’s actual investment track record:

●	Snow Lake Resources: ~US$24.7 million, representing a roughly 600% return
●	Adelong Gold: unrealised return of ~140%
●	Gold Arc Resources unrealised return of ~120%,
●	RotorX: Sole loss, generated an immaterial loss of US$60,000.

These are not poor outcomes. They are, by any conventional measure, excellent outcomes, and the Company notes the irony of being lectured on investment returns by a firm whose own track record, measured by its own methodology, shows a majority of losing positions.

3 https://mustreadalaska.com/aidea-seeks-federal-permit-for-78-mile-west-susitna-access-road/

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Perspective on Market Position and Grant Funding

The Company’s ability to make direct peer comparisons is limited by market rules; however, it does not necessarily view the companies cited in the Report as competitors. While the Report compares Nova to Perpetua Resources Inc. (market cap ~US$3.7 billion) and notes that Nova’s US$43.4 million U.S. Department of War grant is smaller than Perpetua’s ~US$80 million, the differing project stages, company sizes, and the rapid award of Nova’s grant serve as a strong validation of the Estelle Gold and Critical Minerals Project. Nova is also in ongoing discussions with U.S. government agencies for Phase 2 of the antimony project for funding a much larger refinery.

As reported in the Company’s December 2025 quarterly report, the Company is well funded with over A$106 million in available resources. This includes A$59.2 million in cash, US$30.4 million (A$45.3 million) remaining from the 24-month U.S. Department of War award supporting antimony production in Alaska, and approximately A$1.5 million in liquid investments and in-the-money warrants, with no debt.

Claims That Are Relevant and Require a Response

There is one claim in the Report that the Company considers relevant and that it will address directly.

The Report alleges that one of the Company’s consulting geologists, Mr. Vannu Khounphakdy P.Geo., who serves as both a Competent Person (for ASX/JORC reporting purposes) and Qualified Person (for SEC/S-K 1300 reporting purposes), did not graduate from Krivoy Rog National University in Ukraine in 1992 with a Master of Science in Mine Geology and Engineering, as represented in the Company’s filings. The Report states that Spruce Point attempted to verify this credential with the university and was unable to confirm it.

The Company confirms that it holds a copy of Mr. Khounphakdy’s diploma from Krivoy Rog National University and other qualification certificates that he has been issued. Spruce Point did not contact either Mr. Khounphakdy or the Company to verify this claim before publication. It should also be noted that while his current role is focused on data management, Nova also has numerous other highly credentialed QPs responsible for mineral resource estimation and other critical aspects of the project.

Mr. Khounphakdy is an independent consulting geologist with over 30 years of experience working in the exploration and mining industry in various technical roles with companies including Rio Tinto, Oxiana, and OZ Minerals. He is a member of the Australian Institute of Geoscientists (AIG) (Member No. 8369), which is a Recognised Professional Organisation (ROPO) accepted for the purpose of reporting in accordance with the ASX Listing Rules. His membership status can be publicly verified at https://www.aig.org.au/membership/member-search/4.

4 AIG membership in the Member (MAIG) category requires that a geoscientist has completed a geoscience-related tertiary qualification and has more than five years of work experience, or more than 15 years of experiential learning and responsibility.

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This announcement has been authorised for release by the Board of Nova Minerals Limited.

Contacts

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Annalise Batchelor Sodali & Co Investor Relations & Media E: annalise.batchelor@sodali.com M: +61 432 312 807	Cameron Gilenko Sodali & Co Investor Relations & Media E: cameron.gilenko@sodali.com M: +61 466 984 953

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a U.S. domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralised trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

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